                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 -------------

                                  SCHEDULE 13D
                                 AMENDMENT NO. 1

                    Under the Securities Exchange Act of 1934



                           INNSUITES HOSPITALITY TRUST
--------------------------------------------------------------------------------
                                (Name of issuer)


                          SHARES OF BENEFICIAL INTEREST
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                   756125 10 0
--------------------------------------------------------------------------------
                                 (CUSIP number)


    GAIL J. WIRTH, 1625 E. NORTHERN AVENUE, SUITE 201, PHOENIX, ARIZONA 85020
                                 (602) 944-1500
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                         (Continued on following pages)

                               (Page 1 of 5 Pages)

---------------------------------------------------                       -------------------------------------------------
CUSIP No.   756125 10 0                                     13D           Page    2    of   5   Pages
           ----------------                                                    -------    -----
---------------------------------------------------                       -------------------------------------------------
--------- ---------------------------------------------------------------------------------------------------- ------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          GAIL J. WIRTH
--------- ---------------------------------------------------------------------------------------------------- ------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                     (a) [ ]
                                                                                                               (b) [ ]
          NOT APPLICABLE
--------- ---------------------------------------------------------------------------------------------------- ------------
3         SEC USE ONLY


--------- ---------------------------------------------------------------------------------------------------- ------------
4         SOURCE OF FUNDS

          AF, PF
--------- ---------------------------------------------------------------------------------------------------- ------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                                               [ ]

--------- ---------------------------------------------------------------------------------------------------- ------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
------------------------- ------- -----------------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
       NUMBER OF                           NONE
        SHARES            ------- -----------------------------------------------------------------------------------------
     BENEFICIALLY         8       SHARED VOTING POWER
       OWNED BY                            857,011
         EACH             ------- -----------------------------------------------------------------------------------------
      REPORTING           9       SOLE DISPOSITIVE POWER
     PERSON WITH                           NONE
                          ------- -----------------------------------------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER
                                           857,011
--------- -----------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          857,011
--------- ---------------------------------------------------------------------------------------------------- ------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [X]
--------- ---------------------------------------------------------------------------------------------------- ------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          37.5%
--------- ---------------------------------------------------------------------------------------------------- ------------
14        TYPE OF REPORTING PERSON

          IN
--------- ---------------------------------------------------------------------------------------------------- ------------

                                  SCHEDULE 13D

Item 1.  Security and Issuer.

         (a)      Shares of Beneficial Interest (hereafter "Shares")
         (b)   InnSuites Hospitality Trust (hereafter "IHT")
               1625 E. Northern Avenue
               Suite 201
               Phoenix, Arizona  85020


Item 2.  Identity and Background.

         (a)   Gail J. Wirth
         (b)   1625 E. Northern Avenue, Suite 201, Phoenix, Arizona 85020
         (c) Officer and/or director of several privately-held companies controlled by her and her husband, James F. Wirth
         (d)   No
         (e)   No
         (f)   United States of America


Item 3.  Source and Amount of Funds or Other Consideration.

      Mr. and Mrs. Wirth received 121,812 Shares on February 2, 1998 as a distribution in respect of certain partnership interests owned by them. Mr. and Mrs. Wirth received 647,231 Shares on February 2, 1998 in exchange for all of the issued and outstanding capital stock of Buenaventura Properties, Inc., a privately held company wholly-owned by Mr. and Mrs. Wirth. Mr. and Mrs. Wirth received 35,568 Shares on August 10, 1998 as a distribution in respect of certain partnership interests owned by them. Mr. and Mrs. Wirth acquired a total of 52,400 Shares in open market purchases between December 18, 1998 and December 30, 1998 at prices ranging from $3.187 to $3.75 per share.


Item 4.  Purpose of the transaction.

      Mrs. Wirth acquired the Shares for investment purposes.


Item 5.  Interest in Securities of the Issuer.

      (a) Mrs. Wirth beneficially owns 857,011 Shares, representing approximately 37.5% of the outstanding Shares, jointly with her husband, James F. Wirth. Mrs. Wirth disclaims beneficial ownership of an additional 45,680 Shares held by her children and this Schedule 13D should not be deemed an admission that Mrs. Wirth is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or any other purpose.

      (b) Mrs. Wirth has shared voting and dispositive power with respect to 857,011 Shares. Mrs. Wirth shares voting and dispositive power with her husband, James F. Wirth. Mr. Wirth is Chairman, President and Chief Executive Officer of IHT. Mr. Wirth's business address is 1625
          E. Northern Avenue, Suite 201, Phoenix, Arizona 85020. Mr. Wirth has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Wirth is a citizen of the United States of America.

      (c) Mr. and Mrs. Wirth received 121,812 Shares on February 2, 1998 as a distribution in respect of certain partnership interests owned by them. Mr. and Mrs. Wirth received 647,231 Shares on February 2, 1998 in exchange for all of the issued and outstanding capital stock of Buenaventura Properties, Inc., a privately held company wholly-owned by Mr. and Mrs. Wirth. Mr. and Mrs. Wirth received 35,568 Shares on August 10, 1998 as a distribution in respect of certain partnership interests owned by them. Mr. and Mrs. Wirth acquired a total of 52,400 Shares in open market purchases between December 18, 1998 and December 30, 1998 at prices ranging from $3.187 to $3.75 per share.

      (d) Not Applicable.

      (e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Not Applicable.


Item 7.  Material to Be Filed as Exhibits.

         None.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 16, 1999


                                                /s/Gail J. Wirth
                                                -------------------------------
                                                Gail J. Wirth